Filed pursuant to 424(b)(3)
Registration #333-118860

SUPPLEMENT NO. 21
DATED JUNE 2, 2005
TO THE PROSPECTUS DATED DECEMBER 21, 2004
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 21 to you in order to supplement our prospectus. This supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 21 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 20 dated May 25, 2005, Supplement No. 19 dated May 18, 2005, Supplement No. 18 dated May 6, 2005, Supplement No. 17 dated April 22, 2005, Supplement No. 16 dated April 18, 2005, Supplement No. 15 dated April 5, 2005, Supplement No. 14 dated March 28, 2005 and Supplement No. 13 dated March 18, 2005, (Supplement No. 13 superseded certain information contained in our prospectus and prior supplements dated between December 29, 2004 and March 18, 2005), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 110 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

The following table provides information regarding the properties we have acquired since May 25, 2005, the date of our last supplement, Supplement No. 20. We have purchased these properties from unaffiliated third parties. We purchased these properties with our own funds, unless noted otherwise. However, we expect to place financing on these properties that do not currently have financing at a later date.

	Year	Date	Approximate Acquisition Costs Including Expenses	Gross Leasable Area	Physical Occupancy as of 06/01/05	No. of
Property	Built	Acquired	($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants **

Eckerd Drug Store 64 Cascade Ave. SW Atlanta, GA	1999/ 2000	05/25/05	2,847,000	11,360	100	1	Eckerd Drug Store

CVS Drug Store 1016 Lee Blvd. Lawton, OK	1999	05/26/05	2,206,000	11,184	100	1	CVS Drug Store

Wickes Furniture Store 1584 South Route 59 Naperville, IL	2005	05/27/05	8,488,000	41,331	100	1	Wickes Furniture Store

*	Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

**	Major tenants include tenants leasing more than 10% of the gross leasable area of the individual property.

Potential Property Acquisitions

We are currently considering acquiring the properties listed below. Our decision to acquire these properties will generally depend upon:

  no material adverse change occurring relating to the underlying properties, the tenants or in the local economic conditions;
  our receipts of sufficient net proceeds from our offering and financing proceeds to make this acquisition; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these underlying properties. We cannot guarantee that we will complete this acquisition.

In evaluating these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for each property, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, quality of tenant, length of lease, price per square foot, occupancy and the fact that overall rental rate at the shopping center is comparable to market rates. We believe that these properties are well located, have acceptable roadway access, are well maintained and have been professionally managed. These properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire these properties.

	Year	Approximate Acquisition Costs Including	Gross Leasable Area	Physical Occupancy as of 06/01/05	No. of
Property	Built	Expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants**

Shoppes at Warner Robbins S.R. 96 and Lakejoy Road Warner Robins, GA	2004	13,374,000	70,740	86	12	Publix

Southwest Crossing Bryant Irvin Road & Interstate 20 Ft. Worth, TX	1999	24,900,000	113,528	99	15	Comp USA Cavender's

West Town Market 1750 Highway 160 W Fort Mill, SC	2004	10,250,000	68,544	96	11	Harris Teeter

*	Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

**	Major tenants include tenants leasing more than 10% of the gross leasable area of the individual property.

Acquisition Portfolio

We anticipate purchasing seven retail shopping centers and two single-user tenant properties containing a total of approximately 1,786,970 million gross leasable square feet for approximately $316 million. The properties are located in the states of Connecticut, New Jersey, New York, and Pennsylvania.

We intend purchase these properties with our own funds. However, we expect to place financing in the properties at a later date.

We do not intend to make significant repairs and improvements to these properties in this portfolio over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Home Depot, leases more than 10% of the total gross leasable area of the properties in this portfolio, collectively. However, the following tenants lease more than 10% of the total gross leasable area of the respective properties included in this portfolio: Bed, Bath & Beyond, Circuit City, Crown Theater, Giant Eagle, Home Depot, King Kullen Supermarket, Linens 'N Things, Michaels, Office Max, Old Navy, Price Chopper, Staples, Stop & Shop, and Target.

The properties in this portfolio were constructed during different years ranging between 1992 through 2003. As of June 1, 2005, the properties' occupancy percentages ranged from 58% to 100%. One property's occupancy percentage does not include approximately 80,405 gross leasable square feet which has been leased to tenants whose leases have not yet commenced.

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 360 of our prospectus.

Update

The following table updates shares sold in our offerings as of May 31, 2005:

		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our offering dated September 15, 2003	249,980,000	2,499,722,014	262,079,815	2,237,642,199

Our second offering dated December 21, 2004	74,849,945	748,499,450	78,570,759	669,928,691

Shares sold pursuant to our distribution reinvestment program	6,779,375	64,404,062	-	64,404,062

Shares repurchased pursuant to our share repurchase program	(267,734)	(2,476,538)	-	(2,476,538)

	331,361,586	3,310,348,988	340,650,574	2,969,698,414

  Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.